[Graphic omitted]

      (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                       ANNOUNCEMENT OF RESOLUTIONS PASSED

                            AT THE THIRD MEETING OF

                  THE SECOND SESSION OF THE BOARD OF DIRECTORS

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China Petroleum & Chemical Corporation ("Sinopec Corp.") and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and severally and jointly accept full responsibility for any misrepresentations, misleading statements or material omissions contained in this announcement.

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The Third Meeting of the Second Session of the Board of Directors of Sinopec
Corp. was held at the Conference Room at the 20th Floor of Sinopec Corp.'s offices on 22 August 2003. Thirteen directors should be present at the meeting and nine directors were present at the meeting. Mr Chen Tonghai, Chairman, Mr Wang Jiming, Vice Chairman, Messrs. Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Chen Qingtai, Shi Wanpeng and Zhang Youcai, directors, attended the meeting. Messrs. Liu Kegu, Fan Yifei, Ho Tsu Kwok Charles and Cao Yaofeng, directors, were unable to attend the meeting due to business engagement. Messrs. Liu Kegu and Fan Yifei appointed and authorised Mr Wang Jiming, and Messrs. Ho Tsu Kwok Charles and Cao Yaofeng, directors, appointed and authorised Messrs. Chen Qingtai and Mou Shuling, directors, respectively, as their respective attorneys and to vote on their behalf at the meeting. A quorum as set out in the provisions of the Articles of Association was present. The meeting was convened and chaired by Mr Chen Tonghai, and after careful consideration by the directors at the meeting, the following resolutions were passed:

1. The Report on the Production and Operation Conditions for the First Half of Year 2003 and Work Arrangements for the Second Half of Year 2003 was approved.

2. The Statement on the Operating Results and Financial Conditions for the First Half of Year 2003 was approved.

3. The Dividend Distribution Plan for the First Half of Year 2003 was approved. According to the financial statements for the first half of year 2003 prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, the audited net profit was RMB9.765 billion and RMB10.701 billion respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., profits available for allocation to shareholders shall be the lower of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards. Based on the figure of RMB9.765 billion, 10% of the profits available for allocation shall be allocated to the statutory surplus reserve and 10% shall be allocated to the statutory public welfare fund, and no discretionary surplus reserve shall be allocated for the first half of the year. The profit available for allocation for the first half of the year shall be RMB7.811 billion and the unallocated profit carried forward shall be RMB12.569 billion. Accordingly, the profit available for allocation to the shareholders shall be RMB20.38 billion. Taken into account of the stability of Sinopec Corp.'s dividend policy, on the basis of the total number of issued shares of 86.702 billion for the first half of year 2003, cash dividend distributable per share is RMB0.03 (including tax), an increase of RMB0.01 per share compared with the first half of year 2002. The total amount of cash dividend is RMB2.601 billion. The remaining RMB17.779 billion will be carried forward to the second half of year 2003.

4. The financial statements for the first half of year 2003 audited by KPMG Huazhen and KPMG were approved.

5. The half-yearly report for year 2003 and the announcement on the summary of the half-yearly report were approved.

6. The resolution on the leasing of additional land use rights from China Petrochemical Corporation was passed. (Please refer to the announcement of Sinopec Corp. published on the same date for details).

7. The resolution on the issue of corporate bonds by Sinopec Corp. and the relevant announcement and shareholders' circular were adopted, and it was approved to present the same at the second extraordinary general meeting for the year 2003 for consideration. (Please refer to the announcement of Sinopec Corp. published on the same date for details).

8. It was approved to convene the second extraordinary general meeting for year 2003 and issue a notice and shareholders' circular. (Please refer to the notice on convening an extraordinary general meeting published on the same date and the shareholders' circular dated 25 August 2003 for details).

9. Members of three special committees under the board of directors were confirmed as follows:

         (1)      Strategy Committee: Director: Wang Jiming; Deputy Director:
                  Shi Wanpeng; Members: Ho Tsu Kwok Charles, Mou Shuling, Zhang Jiaren, Liu Kegu, Cao Xianghong and Fan Yifei.

         (2)      Auditing Committee: Director: Chen Qingtai; Deputy Director:
                  Shi Wanpeng, Zhang Youcai; Members: Ho Tsu Kwok Charles and Cao Yaofeng.

         (3) Remuneration and Assessment Committee: Director: Shi Wanpeng; Deputy Director: Chen Qingtai, Zhang Youcai; Members: Mou Shuling and Liu Genyuan.

10.      The Detailed Trial Rules on the Work of the President were approved.

11. It was agreed that Huang Wensheng would replace Shao Jingyang as the securities representative of Sinopec Corp. for the purpose of the Shanghai Stock Exchange.

As regards resolution no.6 in relation to the leasing of additional land use rights from China Petrochemical Group Company, Messrs. Chen Qingtai, Shi Wanpeng, Zhang Youcai and Ho Tsu Kwok Charles, independent directors, have given their independent opinions and are of the view that as regards the resolution on the leasing of additional land use rights, the leasing of such land use rights is conducted on normal commercial terms upon negotiations on the principle of fairness, which is in the interests of Sinopec Corp. and its shareholders and is fair and reasonable as far as the independent shareholders are concerned.

                                            By Order of the Board

                                            CHEN GE

                                            Secretary to the Board of Directors

Beijing, the PRC, 22 August 2003